SEC FILE NUMBER
1-13888

CUSIP NUMBER
384313AD4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
GrafTech International Ltd.
Full Name of Registrant

Former Name if Applicable

Suite 300 Park Center I
6100 Oak Tree Boulevard
Address of Principal Executive Office (Street and Number)
Independence, Ohio 44131
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GrafTech International Ltd. (the "Company") is unable to file its Form 10-K for the fiscal year ended December 31, 2015 within the prescribed time period without unreasonable effort and expense because of the significant time and resources that were devoted to the purchase price allocation pursuant to the acquisition on August 14, 2015 by an affiliate of Brookfield Asset Management Inc. (“Brookfield”) of a majority of the Company's outstanding common stock. These activities delayed the completion of the Company’s Form 10-K.

The Company also engaged new independent auditors in the third quarter of fiscal year 2015. As a result of the acquisition by Brookfield, PricewaterhouseCoopers LLP determined that it would no longer satisfy the independence requirements and on August 14, 2015 resigned as the Company's independent registered public accounting firm. On October 1, 2015, the Company appointed Deloitte & Touche, LLP as its independent registered public accounting firm

The Company is working diligently to complete the process of finalizing its financial statements and intends to file the Form 10-K within the 15-day extension provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Quinn J. Coburn	(216)	676-2000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?    Yes  ☒    No  ☐

The Company expects to report net sales of approximately $687 million ($438 million in the period prior to acquisition and $249 million in the period subsequent to acquisition) for the fiscal year ended December 31, 2015, as compared to $1,085 million for the fiscal year ended December 31, 2014. The decrease in net sales is primarily due to a 23% decrease in volumes in our graphite electrode business caused by softening demand in the steel markets. The Company expects to report a net loss of $121 million for the period prior to the August 2015 acquisition and a net loss of $34 million in the period subsequent to the August 2015 acquisition, as compared to a net loss of $285 million for the fiscal year ended December 31, 2014. The expected lower net loss for the fiscal year ended December 31, 2015 as compared to 2014 resulted primarily from decreased impairment charges versus 2014, partially offset by proxy contest and acquisition fees incurred in 2015.

The financial results presented above for the fiscal year ended December 31, 2015 reflect preliminary estimates of the Company's results of operations and anticipated changes for the corresponding prior period as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and audit of the Company's financial statements, and actual results may vary significantly from these estimates.

Safe Harbor Statement Pursuant to the Private Securities Litigation Reform Act of 1995

This form contains forward looking statements. In addition, we or our representatives have made or may make forward looking statements on telephone or conference calls, by webcasts or emails, in person, in presentations or written materials, or otherwise. These include statements about such matters as: our future, targeted or expected (or the impact of current, future, expected or targeted): operational and financial performance; changes in production capacity in our operations and our competitors' or customers' operations and the utilization rates of that capacity; growth rates for, prices and sales of, and demand for, our products and our customers' products; costs of materials and production, including increases or decreases therein, our ability to pass on any such increases in our product prices or impose surcharges thereon, or customer or market demand to reduce our product prices due to such decreases; changes in customer order patterns due to changes in economic conditions; productivity, business process and operational initiatives; our position in markets we serve; debt or equity financing and refinancing activities; divestitures, asset sales, investments and acquisitions and the performance of the businesses underlying such divestitures, acquisitions and investments; employment and contributions of key personnel; employee relations and collective bargaining agreements covering many of our operations; tax rates; capital expenditures and changes therein; nature and timing of restructuring and rationalization charges and payments; supply chain management; customer and supplier contractual provisions and related opportunities and issues; competitive activities; strategic plans, initiatives and business projects; regional and global economic and industry market conditions and, the timing and magnitude of changes in such conditions; interest rate management activities; currency rate management activities; deleveraging activities; rationalization, restructuring, realignment, strategic alliance, raw material and supply chain, technology development and collaboration, investment, acquisition, divestitures, asset sales, venture, operational, tax, financial and capital projects; legal proceedings, investigations, contingencies, and environmental compliance including any regulatory initiatives with respect to greenhouse gas emissions; consulting projects; and costs, working capital, revenues, business opportunities, debt levels, cash flows, cost savings and reductions, margins, earnings and growth. The words “will,” “may,” “plan,” “estimate,” “project,” “believe,” “anticipate,” “expect,” “intend,” “should,” “would,” “could,” “target,” “goal,” “continue to,” “positioned to” and similar expressions, or the negatives thereof, identify some of these statements.

Occurrence of any of the events or circumstance described above could also have a material adverse effect on our business, financial condition, results of operations or cash flows. No assurance can be given that any future transaction about which forward looking statements may be made will be completed or as to the timing or terms of any such transaction. All subsequent written and oral forward looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the Commission's pursuant to the Commission's rules, we have no duty to update these statements.

GrafTech International Ltd.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2016	By	/s/ Quinn J. Coburn
Vice President Finance, Chief Financial Officer and Treasurer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).